Exhibit 4.2

***Confidential treatment requested as to the name of the buyer and certain other portions of this agreement, which name and other portions were omitted and filed separately with the Securities and Exchange Commission

OEM AGREEMENT

Between

Crow Electronic Engineering Ltd

&

***

This agreement is effective as of 10th December 2003, between:

***, A subsiduary of ***, a company registered under the laws of ***, having registered offices located in ***, represented by mr. ***

Hereinafter to be referred to as the “Buyer”,

And

CROW ELECTRONIC ENGINEERING LTD, a company registered under the laws of Israel, having registered offices located at 57 Hamelacha Street, Holon, Tel Aviv 58855, Israel, represented by Mr. Shmuel Melman.

Hereinafter to be referred to as the “Seller”,

WHEREAS:

The Seller is engaged in the business of manufacturing electrical and electronic products for the Security Market.

The Buyer is experienced in the supply of low voltage security equipment and associated products.

*** Confidential treatment requested

SUMMARY

1.	Purpose of the Agreement

2.	Duration

3.	Obligations of seller and buyer

4.	Orders and delivery schedule

5.	Purchase Price

6.	Insurance -quality

7.	Commissioning and testing

8.	Transportation and Delivery

9.	Warranties

10.	Intellectual property Rights

11.	Know How

12.	Termination

13.	Miscellaneous

14.	Confidentiality

Appendix A – Tooling

Appendix B – Product Prices & Minimum Order Quantities

Appendix C – Product Specifications

Appendix D – Forecast Information

1. Purpose of the Agreement

Seller agrees to sell and Buyer agrees to purchase Products and related products, as described in the Annex A (the Products) in accordance with the provisions of this Agreement. Seller will deliver to Buyer only that quantity and quality of Products authorized by Buyer’s Purchase Orders, subject to the provisions of this Agreement. Unless otherwise agreed, Products shall be manufactured under Buyer’s designated trade name ***.

The Seller will sell the Products only in Israel and shall not use the *** trade name. The Seller will not sell products knowingly, or having reason to believe will be sold into the *** Territory. The Buyer is entitled to sell the Products throughout the world excluding Israel (“The *** Territory”) and the Seller shall not appoint another distributor of the Products in the *** Territory.

2. Duration

The initial duration of this Agreement shall be three (3) years from its signature date hereof, and shall be automatically renewed in one (1) year periods subject to either party giving to the other not less than 6 months written notice to the other to expire on the third or any subsequent anniversary, unless terminated in accordance with the provisions of this Agreement. In no circumstances shall this Agreement exceed 5 years and, if not already terminated, the Agreement shall automatically terminate on its fifth anniversary.

3. Obligations of Seller and Buyer

Seller shall manufacture, sell and deliver to the Buyer the Products in accordance with (i) the Technical Specifications as described in Appendix C and (ii) the orders received from Buyer under Article 4 and (iii) the Purchase Price as defined in Article 5.

The Seller shall ensure that the Products conform to CE approvals.

The Buyer is responsible for ensuring products comply with any additional local market national standards.

The Buyer will make best efforts to purchase the products in quantities in line with forecasts. Forecast for “New Territories will be added to Appendix D within 6 months from agreement signature.

The Buyer’s purchase orders will be in quantities equal to or exceeding the Minimum Order Quantity per model as detailed in Appendix B.

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Each Quarter, the Buyer and Seller will review actual sales quantities against forecast quantities and delivery performance on purchase orders.

4. Purchase Orders and delivery schedule

Each Purchase order shall include at least the following:

☐	Unit part number
☐	Quantity
☐	Purchase Price,
☐	Delivery schedule and applicable Incoterm,
☐	Shipment conditions.

At the end of each month the Buyer will supply the Seller with a non-binding Forecast for minimum next 90 days and Firm Purchase Orders for minimum next 60 days requirements. The forecast is for guidance and the Seller should inform the Buyer of any problems in meeting forecasted demand if ordered.

Unless agreed otherwise, the delivery time for Products is 45-60 calendar days from date of purchase order.

After receiving Firm Purchase Orders from Buyer, the Seller shall provide Buyer with an Acknowledgement Pro Forma Invoice via electronic mail or fax within 1 week of Purchase Order. This Acknowledgement Pro Forma Invoice shall include committed ship dates. Buyer shall return signed Pro Forma Invoice within 5 business days indicating acceptance of shipping dates.

Any order and shipment discrepancies will be reviewed and reconciled at the end of each month.

Packing slips must be included in all shipments. Seller shall supply the quantity of Products ordered by Buyer within the aforementioned lead-times during any effective term of this Agreement.

Seller shall fax Buyer notification of shipments when Products are delivered to forward agent. Seller shall also inform in due time Buyer via fax of any delays in manufacturing which affect scheduled shipment releases, specifying length of delay, recovery plan and recommended solutions to preclude further schedule impacts.

Changes made which affect form fit, and function characteristics as defined by production article approval shall be brought to the attention of Buyer for review and written approval prior to implementation. Seller shall notify Buyer in writing sixty (60) days in advance of all preplanned product improvements and withhold implementation pending Buyer review and written approval.

Any request for changes to the Products shall be communicated, discussed and agreed upon in writing. This includes but shall not be limited to:

☐	Drawings, designs and specifications;
☐	Method of shipping or packing;
☐	Place of inspection, acceptance and/ or point of delivery;
☐	Delivery schedule.

Both parties understand that pricing can be affected by those changes.

Products will be packaged in an individual carton box per unit. *** will provide artwork and logo details. (Quantity to be specified) boxed units will be packed in outer carton. (Quantity to be specified) outer cartons will be packed into master shipping carton.

5. Purchase Price

The Purchase Price (including Unit Pricing) for Products is set out in Annex B.

The Buyer is free to determine its own sales prices with respect to the supply of the Products at its absolute discretion. The Seller is only allowed to modify the prices during the term of this Agreement as follows:

The Seller shall recommend realistic product and process re-engineering and rationalization solutions to achieve reductions in costs where appropriate. The Seller has been selected on the basis of being a leader in the field, and a proactive approach to cost reduction is envisaged.

It will be the intention of both parties to attempt to satisfy all reasonable and cost effective requests.

The Seller will advise the Buyer of increases in cost beyond its reasonable control as soon as they are known, e.g. component price changes due to shortages, or requests from the Buyer.

The Seller and the Buyer agree to negotiate and agree any requests for price changes within 4 weeks, except where increases in the Note above applies.

Agreement to price changes must be evidenced by an amended detailed price list signed by both parties. The Seller and Buyer will agree the implementation date for any price changes based on the specific circumstances.

All payments shall be in US Dollar (US$)

*** Confidential treatment requested

Subject to otherwise agreed in writing all sales of the Products will be FOB (Incoterm 2000) Ben Gurion Airport for airfreight shipments and ex works, Holon, for sea shipments.

Payment for each order of the Products shall be ***.

***.

6. Quality Assurance

Seller shall insure that Products are manufactured and tested pursuant to ISO Standards.

Upon written notice to Seller, Buyer shall be entitled to observe the manufacturing of Products and carry out reasonable tests from time to time which shall not interfere with the progress of the manufacturing.

7. Testing

All materials or articles ordered may be subject:

☐	To inspection during the period of manufacture,
☐	To inspection prior to shipment, and
☐	To final inspection and acceptance at destination

Any Product not successfully approved under such inspection and testing procedures shall be replaced by an approved Product.

8. Transportation and Delivery

Seller shall deliver the Products in accordance with Purchase Orders and this Agreement.

Title and risk in the Products will pass to the Buyer when the Products are delivered to the carrier appointed by the Buyer in the case of FOB delivery or collected by Buyer or its agent from the ex-works location in the case of ex-works delivery, regardless of whether the payment has been received from the Buyer for the Products.

*** Confidential treatment requested

9. Warranties and liabilities

The Products shall meet the Technical Specifications set out in Annex A and be free of defects in material or workmanship, and for a period of *** months starting from the date code stamped on each Product by the Seller. The Seller to ensure that all Products shipped to the Buyer does not have a date code stamp greater than 9 weeks.

The warranty set forth in section above is contingent upon the proper use for which the Products are intended, and does not cover Products which have been modified or subjected to unusual or physical or electrical stress.

The warranty repair consists of either delivery of a new replacement item or delivery of the repaired item, at the Seller’s option.

Defective items will be returned to Seller at Buyer’s expense for examination and these items shall be refurbished and returned or replaced to Buyer within 60 days after receipt at Sellers’ expense. Replaced or refurbished items shall be guaranteed free from defects for a period of *** months from the date of shipment.

Seller agrees to provide expedited assistance and warranty service relative to excessive failures.

Seller shall provide all necessary documentation and spare parts for out of warranty repair.

10. Intellectual property Rights

Seller warrants that it owns all underlying Patents, Trademarks or Copyrights and all other intellectual property rights in the Products. Seller agrees to indemnify and hold Buyer harmless against claims from any third party brought against Buyer in connection with any alleged infringements of intellectual property in the Products.

Buyer shall authorize Seller to affix Buyer’s Trademarks or Trade Name *** on the Products in precisely the format notified by the Buyer to the Seller from time to time. Seller shall not be authorized to use or affix such Buyer’s Trademarks or Trade Name for any other purpose.

11. Know-how of optics, electronics, low current signal processing and RF transmission, used for this project are and shall remain the sole property of Crow Electronic Engineering Ltd. and its affiliate companies and subsidiaries.

Lenses and brackets are and shall remain the sole property of Crow Electronic Engineering Ltd.

Plastic housings are designed by Crow Electronic Engineering Ltd. Housings to this design may only be used for *** Product or Product to be sold by Crow Electronic Engineering in Israel.

*** Confidential treatment requested

Protocols provided by the Buyer for their implementation and use are and shall remain the property of the Buyer.

12. Termination

This Agreement may be terminated for any of the following reasons:

1.	The Buyer may terminate this Agreement at any time by notice in writing to the Seller: (i) if the Seller is in breach of this Agreement and, in the case of a breach capable of remedy, the breach is not remedied within 30 days of the Seller receiving notice specifying the breach and requiring it to be remedied; or (ii) if the Seller is in persistent breach of the Agreement, whether such breaches are material or not or remedial or not; or (iii) if the Buyer considers any of the prices of Products uncompetitive and the parties have failed to reach agreement within 2 months of the Buyer serving written notice on the Seller of uncompetitive prices.

2.	The Seller may terminate this Agreement at any time by notice in writing to the Buyer: (i) if the Buyer is in breach of this Agreement and, in the case of a breach capable of remedy, the breach is not remedied within 30 days of the Buyer receiving notice specifying the breach and requiring it to be remedied; or (ii) if the Buyer is in persistent breach of the Agreement, whether such breaches are material or not or remedial or not;

3. After the first 12 months from agreement signature, if sales of Products are substantially below forecast and, the Buyer having reviewed and taken corrective action, sales still fail to meet forecast in the subsequent 6 months, then the Seller shall be entitled to terminate this Agreement in the regions where sales are still substantially below forecast, by giving not less than 3 months notice in writing to the Buyer,

4. For Insolvency: If at any time Buyer or Seller shall generally not pay their debts as they become due or shall admit in writing their inability to pay their debts, or shall make a general assignment for the benefit of creditors, or shall commence any case, proceeding or other actions seeking to have an order for relief entered on their behalf, then the other Party shall have the unrestricted right to cancel and terminate this contract by giving written notice.

On the termination date, each Party shall remit to the other Party all documentation received from such other Party for the purpose of this Agreement.

Termination of this Agreement, howsoever caused, shall not affect any rights or liabilities accrued at the date of termination nor the continued existence and validity of the rights and obligations of the Parties under those Clauses that are expressed or implied to survive termination.

13. Miscellaneous

This Agreement contains the entire agreement of the Parties. It may not be modified or terminated orally and no claimed modification revisions or waiver shall be binding on Buyer unless in writing.

No Party shall assign its rights or transfer its obligations under this Agreement, in whole or in part, to any other person or entity without the prior written consent of the other Party, provided however that the Buyer shall have the right on giving notification to assign this Agreement to any of its subsidiaries without the prior written consent of Seller.

The Force Majeure (Exemption) clause of the International Chamber of Commerce (ICC Publication n° 421) is hereby incorporated in this Agreement. If the grounds of relief subsist for more than 90 calendar days, the Parties shall meet to agree to appropriate action, including the possible termination of this Agreement and the conditions thereof.

Any dispute that arises between the parties as to this Agreement or the performance of the parties’ respective obligations under this Agreement, shall first be discussed, and if possible resolved, by a duly authorised representative of each party.

If such duly authorised representatives fail to resolve the dispute within 15 days of being referred to them, then the parties may agree to enter into an alternative Dispute Resolution Procedure with the assistance of a mediator agreed by the parties.

If, with the assistance of the mediator, the parties reach a settlement, such settlement shall be reduced to writing and, once signed by the duly authorised representative of each of the parties, shall remain binding on the parties.

The parties shall bear their own legal costs of any Dispute Resolution Procedure, but the cost and expenses of any mediation shall be borne by the parties equally.

This Agreement is governed by the laws of *** and the parties submit to the non-exclusive jurisdiction of the *** courts in relation to any dispute under this Agreement.

The Buyer has an Ethical Trading Policy and the Seller shall comply with such policy regarding Human Rights and is aware all *** employees, including ***, are prohibited from receiving commissions, gifts and payments of any kind from the Seller.

*** Confidential treatment requested

14. Confidentiality

Each Party agrees and undertakes that during the term of this Agreement and for two (2) calendar years after termination it will keep confidential and will not use for its own purpose nor, without the prior written consent of the other Party, disclose to any third party, all information of the other Party which is of a confidential nature (including trade secrets and information of commercial value) which may become known to such party from the other Party (“Confidential Information”), unless such information is public knowledge or already known to such party at the time of disclosure or subsequently becomes public knowledge other than by breach of this Agreement or subsequently comes lawfully into the possession of such party from a third party, and unless the disclosure of said information is required by operation of the law. The Buyer hereby confirms his awareness to the fact that the Seller is a public company whose shares are traded in the Bulletin Board in the USA, and therefore the Buyer accepts that any information needed to be disclosed by the Seller according to the Securities law of either Israel and/or the USA will be so disclosed.

15. Notice and Agents for Service

15.1     Any notice to be given under this Agreement shall be written in English and can be:

15.1.1	delivered by hand; or sent by

15.1.2	registered post; or

15.1.3	facsimile

to the other person as follows or as the party may from time to time designate by written notice to the other:

Buyer	Seller

Address: [	Address:[
Contact:	Contact:
Fax No: ]	Fax No: ]

15.2	Any notice delivered by hand shall be deemed to have been received by the addressee on delivery, if sent by post three working days following receipt by the postal authority and if sent by facsimile on the next working day following successful transmission.

15.3	The Seller irrevocably appoints [ ] of [ ] to receive on its behalf service of proceedings issued out of the *** courts in any action or proceedings arising out of or in connection with this Agreement. Failure by such agent to notify the Seller of such service shall not adversely affect the validity of such service or any judgement based on it. Nothing contained in this Agreement shall affect the right to serve process in any other permitted by law.

16.	Severance

16.1	In the event that any provision of this Agreement is declared by a judicial or other competent authority to be void, voidable, illegible or unenforceable for any reason, the parties shall amend that provision in such reasonable manner as achieves the intention of the parties without illegality and the remaining provisions of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date set forth above.

—————————————— CROW Electronic Engineering Ltd.	—————————————— ***

*** Confidential treatment requested

Appendix A	Tooling Agreement.

*** will purchase the new injection moulding tool required to produce the plastic parts of the Products except lens and bracket. Crow Electronic Engineering Ltd will arrange manufacture. The cost of this tooling is *** as per your quotation. This tool will be located at Crow Electronic Engineering Ltd factory in Israel or at a qualified sub-contractor producing plastic parts in Israel. Crow will keep this tool in full working order at their expense during the normal working life of the tool. The tool remains the full property of *** and must be clearly marked as “owned by ***. Crow Electronic Engineering Ltd will not assign it in anyway. This tool must only be used in conjunction with purchase orders placed by *** to produce Products for *** or with purchase orders from the Seller for use in the Israeli market. The tool must be returned to *** immediately upon request, *** will pay transport. *** have the right to take possession at anytime. Crow Electronic Engineering Ltd shall insure at its expense the tool against fire and all other loss and damage whatsoever nature to its full replacement value. Crow Electronic Engineering Ltd shall not mortgage transfer sublet, lend or part with possession of this tool; nor move it from the place where *** has agreed it shall be located without *** written consent. Payment terms for the tool our 50% with order, 25% with PCB samples and first injection samples, 25% with CE approvals as per quotation.

*** Confidential treatment requested

APPENDIX B	Product Prices & Minimum order quantities

Model	Cost per Unit Ex Works US$	Minimum order qty
***	***	5,000
***	***	5,000
***	***	5,000
***	***	5,000
***	***	5,000
***	***	3,000
Prices are ex works Holon for Sea Freight, FOB Ben Gurion Airport for airfreight.

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Appendix C	Product Specifications

***

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Appendix D	Forecast Information.

*** Confidential treatment requested